UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

012423109

(CUSIP Number)

Constance D’Ambra

c/o Albany Molecular Research, Inc.

26 Corporate Circle

Albany, NY 12203

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012423109

(1) Name of Reporting Persons: Constance D’Ambra
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF, OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 2,350,318(1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 2,350,318(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,318(1)
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(1)
(13) Percent of Class Represented by Amount in Row (11): 6.6%(2)
(14) Type of Reporting Person (See Instructions): IN

(1)	Mrs. D'Ambra jointly owns 2,350,318 shares with her spouse, Dr. Thomas E. D’Ambra. Dr. and Mrs. D'Ambra may be deemed to beneficially own an additional 375,000 shares, which are held by the Thomas D’Ambra SLAT Trust (the “Trust Shares”). The trustee of the Thomas D’Ambra SLAT trust is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Mrs. D'Ambra disclaims beneficial ownership of the Trust Shares, and this report shall not be deemed an admission that she is the beneficial owner of the Trust Shares for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.
(2)	Based on 35,702,763 shares of Common Stock outstanding as of May 4, 2016 (as reported in that certain Subscription Agreement of the Issuer, dated May 5, 2016, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 6, 2016), determined in accordance with Rule 13d-3 of the Exchange Act.

CUSIP No. 012423109

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Albany Molecular Research, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 26 Corporate Circle, Albany, New York 12203.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Constance D’Ambra.

(b)	The business address of Mrs. D’Ambra is c/o Albany Molecular Research, Inc., 26 Corporate Circle, Albany, NY 12203.

(c)	None

(d)	During the last five years, Mrs. D’Ambra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mrs. D’Ambra has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mrs. D’Ambra is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mrs. D’Ambra is filing this Schedule 13D in connection with her entry into the Stockholders Agreement described in Item 4.

The Stockholders, including Mrs. D’Ambra, entered into the Stockholders Agreement as an inducement to the Issuer and the Seller to enter into the Share Purchase Agreement described in Item 4 (the terms of which are hereby incorporated into this Item 3 by reference). Neither the Issuer nor the Seller paid additional consideration to the Stockholders in connection with the execution and delivery of the Stockholders Agreement, and thus no funds were used for such purpose. The capitalized terms used in this paragraph are defined in Item 4.

The shares of Common Stock beneficially owned by Mrs. D’Ambra as reported in this Schedule 13D were acquired through open market purchases and through equity awards and stock granted to Dr. Thomas E. D’Ambra in connection with his employment with and founding of the Issuer.

CUSIP No. 012423109

ITEM 4.	PURPOSE OF TRANSACTION

Mrs. D’Ambra is filing this Schedule 13D in connection with her entry into the Stockholders Agreement described below.

On May 5, 2016, the Issuer and Lauro Cinquantasette S.p.A., a company organized under the laws of Italy (the “Seller”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which, on July 11, 2016 (the “Closing”), the Issuer purchased 100% of the capital stock of Prime European Therapeuticals S.p.A. – Euticals, a company organized under the laws of Italy (“Euticals”) for an aggregate purchase price of approximately €315 million (subject to certain net working capital and net debt adjustments at Closing and post-Closing in accordance with the terms of the Share Purchase Agreement), including (i) approximately €164 million in cash, (ii) the issuance of 7,051,295 shares of Common Stock (the “Consideration Shares”), and (iii) €55 million in deferred cash consideration payable to the Seller in the form of two Seller notes (collectively, the “Transaction”).

In connection with the Transaction, the Issuer, the Seller, and the following stockholders of the Issuer and the Seller (in each case, the “Stockholders”) entered into a stockholders agreement (the “Stockholders Agreement”) at the Closing:

Issuer Stockholders

William S. Marth

Thomas E. D’Ambra

Constance M. D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Abigail D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Agatha D’Ambra

Thomas E. D’Ambra Family Trust I u/a/d 2/26/97 f/b/o Geoffrey D’Ambra

3-Gutinver, S.L.

Seller Stockholders

Lauro Quarantotto S.p.A.

Mandarin Capital Partners Secondary S.c.a. SICAR

The Stockholders Agreement provides the Seller with the right to select a designee to be elected to the Issuer’s board of directors (the “Board”) as a Class II director (the “Seller Designee”), subject to certain director qualifications set forth in the Issuer’s organizational documents. Thereafter, among other conditions, for so long as: (i) the Seller beneficially owns at least 5% of the Issuer; (ii) within two years from the date of the Closing, the Seller Stockholders together or individually own more than 50% of the equity interest in the Seller; and (iii) such time after the two-year period from the date of the Closing, the Seller Stockholders together or individually own more than 35% of the equity interest in the Seller and have control (as such term is used in the definition of “Affiliate” as defined in the Stockholders Agreement) of the board of directors of the Seller, the Board shall include the Seller Designee as a Class II Board nominee. The Stockholders Agreement will terminate if the Seller no longer meets the requirements described above, or if there is a sale of the Issuer.

The Stockholders Agreement also provides that each Stockholder who is an Issuer Stockholder agrees to vote all shares of Common Stock owned by such Stockholder in favor of the Seller Designee in any election of Class II Board members. Additionally, for so long as the Seller has the right to designate the Seller Designee, the Seller agrees to vote all shares of Common Stock owned by the Seller or its affiliates in favor of any director nominees recommended for election by the Board at any special or annual meeting. The Stockholders Agreement also provides for certain “standstill” restrictions that prevent the Seller from proposing certain business combinations and acquiring in the aggregate more than 19.99% of the Issuer, which restrictions will last for the longer of three years or such time as the Seller has the right to appoint the Seller Designee. Finally, under the Stockholders Agreement, each of the Stockholders granted the General Counsel of the Issuer an irrevocable proxy to vote all of such Stockholder’s shares in the manner required to be voted in accordance with the terms of the Stockholders Agreement, which proxy becomes effective only in the event that such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy or in person), in a manner which is inconsistent with the terms of the Stockholders Agreement.

CUSIP No. 012423109

The foregoing summary of the Transaction, including the Stockholders Agreement and the Share Purchase Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, filed herewith as Exhibits 99.1 and 99.2, respectively, which are incorporated by reference in this Item 4.

Other than as described above, Mrs. D’Ambra does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Mrs. D’Ambra reserves the right to formulate plans and/or make proposals, and take such actions with respect to her investment in the Issuer, including, subject to applicable law, (i) to hold her shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of her holdings of shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change her intention with respect to any or all of the matters referred to in this Item 4. Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer in their fiduciary capacities as directors, Mrs. D’Ambra does not currently have any plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)

As of July 11, 2016, Mrs. D’Ambra had sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 2,350,318 shares of Common Stock, representing in the aggregate approximately 6.6% of the shares of Common Stock outstanding as of May 4, 2016 (as reported in that certain Subscription Agreement of the Issuer, dated May 5, 2016, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 6, 2016).

Mrs. D’Ambra directly owns 2,350,318 shares of common stock of the issuer, all of which shares are jointly owned with her spouse, Dr. Thomas E. D’Ambra. Dr. and Mrs. D’Ambra may be deemed to beneficially own an additional 375,000 shares, which are held by the Thomas D’Ambra SLAT Trust (the “Trust Shares”). The trustee of the Thomas D’Ambra SLAT trust is Dr. and Mrs. D’Ambra’s son, Geoffrey D’Ambra. Mrs. D’Ambra disclaims beneficial ownership of the Trust Shares, and this report shall not be deemed an admission that she is the beneficial owner of the Trust Shares for purposes of Rule 13d-3 of the Exchange Act or otherwise.

CUSIP No. 012423109

By virtue of being a party to the Stockholders Agreement, Mrs. D’Ambra may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Exchange Act, with the other Stockholders. Pursuant to such definition, each of Mrs. D’Ambra and the Stockholders may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. The other Stockholders have advised Mrs. D’Ambra that they are the beneficial owners of an aggregate of 13,790,457 shares of the Common Stock, or 38.6% of the outstanding shares of Common Stock outstanding as of May 4, 2016. The aggregate number of shares of Common Stock beneficially owned collectively by Mrs. D’Ambra and the other Stockholders is 16,140,775, which represents approximately 45.2% of the outstanding shares of Common Stock outstanding as of May 4, 2016.

The share ownership reported for Mrs. D’Ambra on this Schedule 13D does not include any shares of Common Stock beneficially owned by the other Stockholders (except as otherwise provided herein), and Mrs. D’Ambra disclaims beneficial ownership of any shares of Common Stock owned by such other Stockholders (except as otherwise provided herein). Mrs. D’Ambra takes no responsibility for any filings made by the other Stockholders or the completeness or accuracy of any information contained therein.

(c)           No transactions in any shares of Common Stock were effected during the past 60 days by Mrs. D’Ambra.

(d)-(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated into this Item 6 by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1

Stockholders Agreement by and among Albany Molecular Research, Inc., Lauro Cinquantasette S.p.A. and the other stockholders named therein, dated as of July 11, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on July 12, 2016).

99.2	Share Purchase Agreement by and between Albany Molecular Research, Inc. and Lauro Cinquantasette S.p.A., dated as of May 5, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on May 6, 2016).

CUSIP No. 012423109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of July 20, 2016

Constance D’Ambra

/s/ Constance D’Ambra

CUSIP No. 012423109

 EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1

Stockholders Agreement by and among Albany Molecular Research, Inc., Lauro Cinquantasette S.p.A. and the other stockholders named therein, dated as of July 11, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on July 12, 2016).

99.2	Share Purchase Agreement by and between Albany Molecular Research, Inc. and Lauro Cinquantasette S.p.A., dated as of May 5, 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Albany Molecular Research, Inc. on May 6, 2016).